NANO HOLDINGS INTERNATIONAL, INC.
                               1640 Terrance Way
                         Walnut Creek, California 94597

                                December 22, 2006

Mr. Scott M. Anderegg                                  VIA FAX AT (202) 772-9204
Division of Corporate Finance                          -------------------------
United States Securities and Exchange Commission             AND VIA EDGAR
Mail Stop 3561                                               -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3342

Re:  Nano Holdings International, Inc.
     Amendment No. 5 to Form SB-2
     Filed December 12, 2006
     File No. 333-136215

Dear Mr. Anderegg:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 10:00 a.m. eastern time, Wednesday, December 27, 2006, or as soon thereafter as practicable.

     Additionally, Nano Holdings International, Inc. (the "Company") acknowledges that:

     o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.

                                               Sincerely,

                                               NANO HOLDINGS INTERNATIONAL, INC.
                                               ---------------------------------

                                               /s/ David Rector
                                               --------------------
                                               David Rector
                                               President

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